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                                                                    EXHIBIT 19.1

OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT ACHIEVE YEAR 2000 READINESS -- YEAR 2000 READINESS DISCLOSURE

     With the year 2000 approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19". Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare or sort using the incorrect data may malfunction.

     The Year 2000 problems described below could disrupt our normal funding administration process, resulting in late payments or the payment of wrong amounts on our debt, including the notes. If sufficiently severe and protracted, these problems could also lead the rating agencies to reduce our credit ratings, which could hurt the market value of the notes and possibly your ability to resell them.

OUR COMPUTER SYSTEMS MAY FAIL

     Because we are dependent, to a very substantial degree, upon the proper functioning of our computer systems, a failure of our systems to be Year 2000 compliant would have a material adverse effect on us. Failure of this kind could, for example, cause settlement of trades to fail, lead to incomplete or inaccurate accounting, recording or processing of trades in securities, currencies, commodities and other assets, result in generation of erroneous results or give rise to uncertainty about our exposure to trading risks and our need for liquidity. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions, reputational harm and legal liability.

THE COMPUTER SYSTEMS OF THIRD PARTIES ON WHICH WE DEPEND MAY FAIL

     We depend upon the proper functioning of third-party computer and non-information technology systems. These parties include trading counterparties, financial intermediaries such as securities and commodities exchanges, depositories, clearing agencies, clearing houses and commercial banks and vendors such as providers of telecommunication services and other utilities. We continue to assess counterparties, intermediaries and vendors with whom we have important financial or operational relationships to determine the extent of their Year 2000 preparedness. We have not yet received sufficient information from all parties about their Year 2000 preparedness to assess the effectiveness of their efforts. Moreover, in many cases, we are not in a position to verify the accuracy or completeness of the information we receive from third parties and as a result are dependent on their willingness and ability to disclose, and to address, their Year 2000 problems. In addition, in some international markets in which we do business, the level of awareness and remediation efforts relating to the Year 2000 issue may be less advanced than in the United States.

     If third parties with whom we interact have Year 2000 problems that are not remedied, problems could include the following:

     - in the case of vendors, disruption of important services upon which Goldman Sachs depends, such as telecommunications and electrical power;

     - in the case of third-party data providers, receipt of inaccurate or out-of-date information that would impair our ability to perform critical data functions, such as pricing our securities or other assets;

     - in the case of financial intermediaries, such as exchanges and clearing agents, failed trade settlements, inability to trade in certain markets and disruption of funding flows;

     - in the case of banks and other lenders, disruption of capital flows potentially resulting in liquidity stress; and

     - in the case of counterparties and customers, financial and accounting difficulties for those parties that expose Goldman Sachs to increased credit risk and lost business.

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Disruption or suspension of activity in the world's financial markets is also possible.

OUR REVENUES MAY DECLINE IF MARKET ACTIVITY DECREASES SHORTLY BEFORE AND AFTER THE YEAR 2000

     We believe that uncertainty about the success of remediation efforts generally may cause many market participants to reduce the level of their market activities temporarily as they assess the effectiveness of these efforts during a "phase-in" period beginning in late 1999. We believe that lenders are likely to take similar steps, which will result in a reduction in available funding sources. Consequently, there may be a downturn in customer and general market activity for a short period of time before and after January 1, 2000. If this occurs, our net revenues may be adversely affected, possibly materially, depending on how long the reduction in activity continues and how broadly it affects the markets. In addition, we expect to reduce our own trading activities and the size of our balance sheet in order to manage the number and type of our transactions that settle during this period and our related funding needs. This also could reduce our net revenues. We cannot predict the magnitude of the impact that these kinds of reductions would have on our businesses.

WE MAY BE EXPOSED TO LITIGATION AS A RESULT OF YEAR 2000 PROBLEMS

     We may be exposed to litigation with our customers and counterparties as a result of Year 2000 problems. For example, litigation could arise from problems relating to our internal systems or to external systems on which we depend, as well as from problems involving companies in which our clients or the funds we manage hold investments.

     OUR YEAR 2000 PROGRAM MAY NOT BE EFFECTIVE AND OUR ESTIMATES OF TIMING AND COST MAY NOT BE ACCURATE

     Our Year 2000 program may not be effective and our estimates about the timing and cost of completing our program may not be accurate. For a description of our program and the steps that remain to be taken, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Management -- Operational and Year 2000 Risks -- Year 2000 Readiness Disclosure".

     YEAR 2000 READINESS DISCLOSURE. Goldman Sachs has determined that it will be required to modify or replace portions of its information technology systems, both hardware and software, and its non-information technology systems so that they will properly recognize and utilize dates beyond December 31, 1999. We presently believe that with modifications to existing software, conversions to new software and replacement of some hardware, the Year 2000 issue will be satisfactorily resolved in our own systems worldwide. However, if such modifications and conversions are not made or are not completed on a timely basis, the Year 2000 issue would have a material adverse effect on Goldman Sachs. Moreover, even if these changes are successful, failure of third parties to which we are financially or operationally linked to address their own Year 2000 problems would also have a material adverse effect on Goldman Sachs. For a description of the Year 2000 issue and some of the related risks, including possible problems that could arise, see "Risk Factors -- Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure".

     Recognizing the broad scope and complexity of the Year 2000 problem, we have established a Year 2000 Oversight Committee to promote awareness and ensure the active participation of senior management. This Committee, together with numerous subcommittees chaired by senior managers throughout Goldman Sachs and our Global Year 2000 Project Office, is responsible for planning, managing and monitoring our Year 2000 efforts on a global basis. Our Management Controls Department assesses the scope and sufficiency of our Year 2000 program and verifies that the principal aspects of our Year 2000 program are being implemented according to plan.

     Our Year 2000 plans are based on a five-phase approach, which includes awareness; inventory, assessment and planning; remediation; testing; and implementation. The awareness phase (in which we defined the scope and components of the problem, our methodology and approach and obtained senior management support and funding) was completed in September 1997. We also completed the inventory, assessment and planning phase for our systems in September 1997. By the end of March 1999, we completed

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the remediation, testing and implementation phases for 99% of our mission-critical systems, and we plan to complete these three phases for the remaining 1% by the end of June 1999. In March 1999, we completed the first cycle of our internal integration testing with respect to critical securities and transaction flows. This cycle, which related to U.S. products, was completed successfully with no material problem. The remaining cycle, which will relate primarily to non-U.S. products, is to be completed in June 1999. This testing is intended to validate that our systems can successfully perform critical business functions beginning in January 2000. With respect to our non-mission-critical systems, we expect to complete our Year 2000 efforts during calendar 1999.

     For technology products that are supplied by third-party vendors, we have completed an inventory, ranked products according to their importance and developed a strategy for achieving Year 2000 readiness for substantially all non-compliant versions of software and hardware. While this process included collecting information from vendors, we are not relying solely on vendors' verifications that their products are Year 2000 compliant or ready. As of March 31, 1999, we had substantially completed testing and implementation of vendor-supplied technology products that we consider mission-critical. With respect to telecommunications carriers, we are relying on information provided by these vendors as to whether they are Year 2000 compliant because these vendors have indicated that they will not test with individual companies.

     We are also addressing Year 2000 issues that may exist outside our own technology activities, including our facilities, external service providers and other third parties with which we interface. We have inventoried and ranked our customers, business and trading partners, utilities, exchanges, depositories, clearing and custodial banks and other third parties with which we have important financial and operational relationships. We are continuing to assess the Year 2000 preparedness of these customers, business and trading partners and other third parties.

     By the end of March 1999, we had participated in approximately 115 "external", i.e., industry-wide or point-to-point, tests with exchanges, clearing houses and other industry utilities, as well as the "Beta" test sponsored by the Securities Industry Association for its U.S. members in July 1998. We successfully completed all of these tests, as well as the Securities Industry Association "Streetwide" test in April 1999, with no material problems. By the end of June 1999, we expect to have participated in approximately 60 additional external tests, including major industry tests in those global markets where we conduct significant business.

     Acknowledging that a Year 2000 failure, whether internal or external, could have an adverse effect on the ability to conduct day-to-day business, we are employing a comprehensive and global approach to contingency planning. Our contingency planning objective is to identify potential system failure points that support processes that are critical to our mission and to develop contingency plans for those failures that may reasonably be expected to occur, with the general goal of ensuring, to the maximum extent practical, that minimum acceptable levels of service can be maintained by us. In the event of system failures, our contingency plans will not guarantee that existing levels of service will be fully maintained, especially if these failures involve external systems or processes over which we have little or no direct control or involve multiple failures across a variety of systems.

     We anticipate that contingency plans for our core business units will be substantially complete during June 1999, and by September 30, 1999 for the rest of our businesses. In addition, we are developing contingency plans for funding and balance sheet management and other related activities. We expect our contingency plans to include establishing additional sources of liquidity that could be drawn upon in the event of systems disruption. We are also developing a crisis management group to guide us through the transition period. We expect to reduce trading activity in the period leading up to January 2000 to minimize the impact of potential Year 2000-related failures. A reduction in trading activity by us or by other market participants in anticipation of possible Year 2000 problems could adversely affect our results of operations, as discussed under "Risk Factors -- Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure".

     We have incurred and expect to continue to incur expenses allocable to internal staff, as well as costs for outside consultants, to complete the remediation and testing of internally developed systems and the replacement and testing of third-party products and services, including non-technology products and services,
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in order to achieve Year 2000 compliance. We currently estimate that these costs will total approximately $150 million, a substantial majority of which has been spent to date. These estimates include the cost of technology personnel but do not include the cost of most non-technology personnel involved in our Year 2000 effort. The remaining cost of our Year 2000 program is expected to be incurred in 1999 and early 2000. The Year 2000 program costs will continue to be funded through operating cash flow. These costs are expensed as incurred. We do not expect that the costs associated with implementing our Year 2000 program will have a material adverse effect on our results of operations, financial condition, liquidity or capital resources.

     The costs of the Year 2000 program and the date on which we plan to complete the Year 2000 modifications are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of resources, the timing and effectiveness of third-party remediation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from our plans. Special factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded chip technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.

     In order to focus attention on the Year 2000 problem, management has deferred several technology projects that address other issues. However, we do not believe that this deferral will have a material adverse effect on our results of operations or financial condition.